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                             October 26, 2021

       Gil M. Labrucherie
       Chief Operating Officer and Chief Financial Officer
       Nektar Therapeutics
       455 Mission Bay Boulevard South
       San Francisco, CA 94158

                                                        Re: Nektar Therapeutics
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2021
                                                            Filed August 6,
2021
                                                            File Number
000-24006

       Dear Mr. Labrucherie:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-Q for Quarterly Period Ended June 30, 2021

       Notes to Condensed Consolidated Financial Statements
       Note 4 - Co-Development Agreement with SFJ Pharmaceuticals and Development Derivative
       Liability, page 16

   1. Please provide us with your accounting analysis supporting the classification of this co-
                                                        development agreement
as a derivative liability. As part of your response, please explain how you determined the
agreement met the definition of a derivative under ASC 815 as well as your
consideration of any applicable scope exceptions. Please also explain how you determined that
changes in the fair value of your development derivative liability should be classified as
non-operating income/expense in your Statement of Operations given that product
development is integral to your operations.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Gil M. Labrucherie
Nektar Therapeutics
October 26, 2021
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mary Mast at 202-551-3613 or Angela Connell, Branch Chief, at 202-
551-3426 with any questions.



FirstName LastNameGil M. Labrucherie                      Sincerely,
Comapany NameNektar Therapeutics
                                                          Division of
Corporation Finance
October 26, 2021 Page 2                                   Office of Life
Sciences
FirstName LastName